

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 27, 2009

Barbra E. Kocsis
ML Bluetrend FuturesAccess LLC
c/o Merrill Lynch Alternative Investments LLC
1200 Merrill Lunch Drive (1B)
Pennington, NJ 08543

> **Re: ML BlueTrend FuturesAccess LLC**
> **Registration Statement on Form 10**
> **Filed September 29, 2009**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed October 13, 2009**
> **File No. 000-53794**

Dear Ms. Kocsis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g) of the Exchange Act. Please be aware that you will be subject to the reporting requirements under Section 13(a) of the Exchange Act at such time, and that we will continue to review your filing on Form 10 until all of our comments have been addressed.

2.   Please tell us the reason for filing this registration statement. Tell us whether the filing is voluntary or mandatory under Section 12(g) of the Exchange Act. If it is voluntary, please tell us the purpose of the registration of these securities.

3.   We note from your disclosure on page 25 that you are currently conducting a private placement of your limited partnership interests. Please explain how your offering and the filing of the Form 10 is consistent with Section 5 of the Securities Act and the prohibition on general solicitation under Rule 502(c).

4.   We note that you are registering units of limited liability company interest and that the units themselves are divided into four classes. It appears that you are, in fact, selling four separate classes of securities. Please advise us why you believe it is appropriate to only register units of limited liability company interest.

Item 1: Business, page 1

Plan of Operation, page 1

5.   Please provide an organizational chart that illustrates the various relationships among the Fund, Sponsor, Trading Advisor and other service providers to the Fund.

6.   We note that the Sponsor is responsible for selecting and monitoring the Trading Advisor. Please briefly describe the basis for the Advisor's selection by the Sponsor.

7.   We note that the Sponsor also has the sole discretion to replace the Trading Advisor. Please disclose whether the Sponsor could add an additional trading advisor to manage a certain allocation of funds and the circumstances under which such an event could occur.

8.   We note that the trading program, the BlueTrend Program, that the Trading Advisor employs "trades daily across 150+ markets . . . ." Please disclose the names of the principal markets in which the program trades, including the names of the principal foreign markets.

9.   We note your statement that "[t]he Trading Program also leverages the Trading Advisor's market expertise in all areas of its activity, which is designed to enable the program to have a unique competitive edge in this sector." Please disclose the Trading Advisor's "market expertise" and how the program "leverages" its expertise.

General, page 2

10.   We note your statement that "investment in the Fund is only appropriate for a
       limited portion of the risk segment of any Investor's portfolio." Please revise to
       briefly explain what you mean by this statement.

The Sponsor, page 3

11.   We note your disclosure that "ML Systematic Momentum FuturesAccess . . . is
       invested in certain Units of the Fund and composes the sole Investor as of the date
       hereof, although this is anticipated to change in the future." Please clarify, if true,
       that ML Systematic Futures Access is the sole investor of one class of your units,
       but that you also have other investors who invest in the other classes. In addition,
       please reconcile this statement with the disclosure on page 24 regarding holders of
       the various classes of units. Finally, please clarify whether you intend
       Momentum FuturesAccess to remain a majority holder in the future.

The Trading Advisor, page 3

12.   Please describe in more detail what you mean by your disclosure that indicates
       that the trading program is systematic, but the "decision-making inputs are 100%
       technical." For example, clarify, if true, that there is a discretionary factor in the
       trading program.

13.   We note your description of the termination provisions of the advisory agreement.
       Please revise your disclosure to clarify whether there are any termination fees or
       other fees associated with terminating the advisory agreement in any scenario
       described.

Use of Proceeds and Cash Management Income, page 5

14.   We note your disclosure on page 5 that cash may be maintained in "offset
       accounts" at major U.S. banks. Please revise to clarify whether you currently
       have offset accounts and more fully describe the purpose of such accounts. In
       addition, discuss whether these offset accounts would be related to debt that you
       incur or whether the interest from these accounts would offset other Merrill Lynch
       borrowing costs.

15.   We note your disclosure on page 6 that MLPF&S retains the additional economic
       benefit derived from possession of the Fund's cash. Please revise to clarify, if
       true, that MLPF&S retains up to 25% of the interest earned on the Fund's cash or
       otherwise describe the "additional economic benefit." In addition, please clarify
       whether this amount is in addition to any brokerage fees payable to MLPF&S.

Description of Current Charges, page 7

16.   With regard to the performance fees paid to the Trading Advisor on page 9, please provide an example of how these fees are calculated.

17.   We note that, in addition to the other expenses described above, the Fund pays its execution and clearing brokerage commissions and forward and over-the-counter trading spreads. Please revise to quantify such expenses and describe how these commissions and spreads are different than the brokerage commissions and dealer spreads described on pages 9 and 10.

18.   We note your disclosure on page 10 that certain of the operating costs are allocated pro rata among all FuturesAccess funds. Please revise to briefly describe these certain other costs and quantify the Fund's pro rata share.

19.   Please quantify the amount of charges that the Fund has charged investors for the organizational and initial offering costs. Clarify that the initial offering costs accrued prior to filing this Form 10, or alternatively, clarify when the initial offering period is expected to end.

Conflicts of Interest, page 11

The Sponsor, page 12

20.   Please disclose the amount of time that the Sponsor devotes to managing the Fund.

21.   Please disclose, if applicable, the other funds that the Sponsor manages that use the same or similar trading programs.

The Trading Advisor, page 13

22.   We note that the Trading Advisor manages other accounts that could be in competition with the Fund. Please disclose how many other accounts managed by the Advisor are currently in competition. Please also disclose how many other accounts there are to which the Advisor applies the same systematic trading strategy.

23.   Please disclose the amount of time that the Trading Advisor devotes to managing the trading of the Fund.

Regulation, page 14

24.   We note your statement that "other than in respect to the registration requirements pertaining to the Fund's securities under Section 12(g) . . . , the Fund is generally not subject to regulation by the SEC." Please revise your disclosure to clarify your obligations under Section 12(g) and specify those areas in which you are not subject to regulation by the SEC.

(d) Reports to Investors, page 15

25.   Please specifically disclose what reports or types of information the CFTC requires the Sponsor to provide to its investors.

Item 2: Financial Information, page 15

Liquidity and Capital Resources, page 16

26.   We note that the term "margin" as applied to commodity pools is typically different from the term as it is used in relation to equity trading. Please provide a brief description of the margin deposits that are required in commodity futures trading.

27.   Please quantify the amount of redemptions that occurred for the periods presented.

Results of Operations, page 19

28.   We note that you have only provided a comparison of the gains and/or loss for the periods presented. Please also disclose the amount of each charge/expense, as disclosed on pages 7–11, for the periods presented.

Item 4: Security Ownership of Certain Beneficial Owners and Management, page 20

29.   Notwithstanding comment 4 above, please include the beneficial ownership of all your units, as applicable. We note, for example, that there are 7 holders of Class A, 54 holders of Class C, 13 holders of Class I and 1 holder of Class D.

Item 6: Executive Compensation, page 23

30.   Please disclose the various fees paid as of December 31, 2008 to the Sponsor, Trading Advisor and other service providers in this section.

Barbra Kocsis
ML BlueTrend FuturesAccess LLC
October 27, 2009
Page 6

Item 7: Certain Relationships and Related Transactions, and Director Independence, page 23

31.   We note your disclosure that Systematic Momentum is allowed to invest in the units pursuant to terms not otherwise available to investors, including not being subject to selling commissions. Please revise to more fully describe all the terms not otherwise available to investors.

Item 10: Recent Investor Purchases of Unregistered Securities, page 25

32.   We note that you have only filed one Form D, however, it appears that you may have had additional private placements. As applicable, please explain why you have not filed Forms D for all of your unregistered transactions.

Item 11: Description of Registrant's Securities to be Registered, page 25

(iv) Redemption Provisions, page 26

33.   We note that the Sponsor may suspend redemptions if it believes that not doing so would be materially adverse to investors. Please disclose an example the material adverse events that would cause the Sponsor to suspend redemptions.

Item 15: Financial Statements and Exhibits, page 30

34.   Please explain why you have not filed your advisory agreement with the Trading Advisor or file it with your next amendment.

35.   Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X for all financial information presented in your filing.

36.   We note that Merrill Lynch Alternative Investments LLC is the sponsor of the Fund. Please amend to provide an audited balance sheet of the sponsor as of the most recent fiscal year.

37.   Please explain to us why your interim financial statements for the period ended June 30, 2009 do not include footnotes.

* * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and

Barbra Kocsis
ML BlueTrend FuturesAccess LLC
October 27, 2009
Page 7

provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
the filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing;
and

- the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of
the United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573, or Kevin
Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding
comments on the financial statements and related matters. Please contact Erin Martin,
Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Mark Borrelli, Esq.
   Sidley Austin LLP
   Via facsimile (312) 853-7036